SSG

SPORT SUPPLY GROUP INC.

2002 Annual Report

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 29, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File number 1-10704

Sport Supply Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-2241783 (I.R.S. Employer Identification No.)
1901 Diplomat Drive, Farmers Branch, Texas (Address of principal executive offices)	75234 – 8914 (Zip Code)

Registrant's telephone number, including area code: (972) 484-9484

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $ .01 Par Value	Over-the-counter Bulletin Board

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant on June 1, 2002 based on the closing price of the common stock on the Over the Counter Bulletin Board on such date, was approximately $4,600,000.

Indicated below is the number of outstanding shares of each class of the registrant's common stock, as of June 1, 2002.

Title of Each Class of Common Stock	Number Outstanding
Common Stock, $.01 par value	8,917,244 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of the Form 10-K
Proxy Statement for Annual Meeting of Stockholders to be held on September 26, 2002	Part III

TABLE OF CONTENTS

PART I.

Item 1. Business.

General

Sport Supply Group, Inc. is a leading direct mail marketer of sporting goods, physical education, recreational and leisure products and equipment to the institutional market in the United States. The institutional market is generally comprised of schools, colleges, universities, government agencies, military facilities, athletic clubs, athletic teams and dealers, youth sports leagues and recreational organizations. We offer products directly to the institutional market primarily through: (i.) a variety of distinctive, information-rich catalogs; (ii.) sales personnel strategically located in certain large metropolitan areas; (iii.) in-bound and out-bound telemarketers; (iv.) a team of experienced bid and quote personnel and (v.) the Internet. Our marketing efforts are supported by a customer database of over 250,000 names, a call center at our headquarters located in Farmers Branch, Texas, a custom-designed 180,000 square foot distribution center, world-wide sourcing, and domestic manufacturing facilities. We currently offer approximately 10,000 sports related equipment products to over 100,000 customers.

We believe that over the past few years the sales of sports related, physical education, recreational and leisure products in the United States have experienced increased competition and declining participation in traditional sports activities. There has been a rapidly growing shift from in-store and on-site sales to satisfying the product and service needs of the market through printed catalogs, broadcast and cable infomercials, home shopping channels, direct telephone marketing and the Internet. This shift has occurred due to the convenience of home shopping for the time constrained dual-career consumer households, the expanded direct access to customers outside of major cities and the increasingly high levels of product fulfillment and customer service offered by leading direct marketing companies.

We believe the institutional sporting goods market is highly fragmented and that many of our competitors lack the necessary capital, support systems, and economies of scale to effectively exploit the institutional market for the long-term. Nevertheless, additional competition has had an impact on our business. We are positioned to grow our business because of our long-term customer relationships, our Information Technology (IT) and Internet platform, our high capacity order-taking, processing and fulfillment, our well-developed expertise in catalog design and merchandising and our superior sourcing capabilities.

One of the most important contributions of the IT platform is that its order processing and fulfillment capabilities are integrated with all of our websites. Each website is strategically targeted to a specific customer group or product line. Our websites enable our customers to place orders, access account information, track orders, and perform routine customer service inquires on a real-time basis, twenty-four hours a day, seven days a week. This functionality allows for more convenience and added flexibility for our customers, many of whom are part-time coaches and volunteers that have careers and parenting responsibilities.

We believe the majority of our customers have access to the Internet and view placing orders and accessing their account information over the Internet as a significant benefit. We have experienced increased e-commerce activity through our websites and believe that an increasing portion of our customer base will use the Internet as the predominant method of quoting, ordering, and procuring their products, along with performing customer service inquiries.

Our sourcing, warehousing, distribution and fulfillment capabilities, and our fully integrated SAP information system, provide the necessary capacities, logistics, information and technological capabilities to meet the demands and growth potential of e-commerce and business expansion. We view the continued migration of our customers to our websites as vital to our future growth and success.

We are a Delaware corporation incorporated in 1982. In 1988, we became the successor of an operating division of Aurora Electronics, Inc. (f/k/a BSN Corp. and referred to herein as "Aurora"). Before completing the initial public offering of 3,500,000 shares of our common stock in April 1991, we were a wholly-owned subsidiary of Aurora. As of March 29, 2002, we had two wholly-owned subsidiaries: Athletic Training Equipment Company, Inc., a Delaware Corporation ("ATEC") and Sport Supply Group Asia, Ltd., a Hong Kong Corporation. Our ATEC subsidiary purchased substantially all of the assets of Athletic Training Equipment Company, Inc., a Nevada corporation in December 1997. On September 25, 2000, we acquired the stock of Sport Supply Group Asia, Ltd., a Hong Kong corporation from Emerson Radio Corporation. (See Item 13 -- "Certain Relationships and Related

Transactions"). Effective March 2001, Sport Supply Group, Inc. is a majority-owned subsidiary of Emerson Radio Corp.

Our executive offices are located at 1901 Diplomat Drive, Farmers Branch, Texas 75234-8914 and our telephone number is (972) 484-9484. Our Internet website, sportsupplygroup.com, provides certain additional information about us.

Products

We believe we manufacture and distribute one of the broadest lines of sporting goods, physical education, recreational and leisure products and equipment to the institutional market. We offer approximately 10,000 products for sale. Our product lines include, but are not limited to: archery, baseball, softball, basketball, camping, football, tennis and other racquet sports, gymnastics, indoor recreation, physical education, soccer, field and floor hockey, lacrosse, track and field, volleyball, weight lifting, fitness equipment, outdoor playground equipment, and early childhood development products.

We believe brand recognition is important to the institutional market. Most of our products are marketed under trade names or trademarks owned or licensed by us. We believe many of our trade names and trademarks are well recognized among institutional customers. We intend to continue to expand our product and brand name offerings by actively pursuing product, trademark and trade name licensing arrangements and acquisitions. Our trademarks, servicemarks, and trade names include, but are not limited to, the following:

- *Voit®* -- institutional sports related equipment and products, including inflated balls and baseball and softball products -- (licensed from Voit Sports, Inc. - see discussion below).
- *MacGregor®* -- certain equipment and accessories relating to baseball, softball, basketball, soccer, football, volleyball, and general exercise (e.g., dumbbells, curling bars, etc.) (licensed from MacMark Corporation, a subsidiary of Riddell Sports, Inc. - see discussion below).
- *Huffy®* -- early childhood development products (sublicensed from Huffy Sports Company - see discussion below).
- *Alumagoal®* -- track and field equipment, including starting blocks, hurdles, pole vault and high jump standards and crossbars.
- *AMF®* -- gymnastics equipment (licensed from AMF Bowling, Inc. – see discussion below).
- *ATEC®* -- pitching machines and related baseball and softball training equipment.
- *Blastball®* -- youth recreational baseball.
- *BSN®* -- sport balls.
- *Champion* -- barbells, dumbbells and weight lifting benches and machines.
- *Curvemaster®* -- baseball and softball pitching machines.
- *Fibersport* -- pole vaulting equipment.
- *Flag A Tag®* -- flag football belts.
- *Gamecraft* – physical education, recreational game tables and coaching equipment.
- *GSC Sports* -- gymnastics equipment.

- *Hammett & Sons* -- indoor table-top games.

- *Maxpro*® -- products include, among others, football practice dummies, baseball, and other protective helmets and pads (other than football protective equipment), baseball chest protectors and baseball mitts and gloves (licensed from Proacq Corp., a subsidiary of Riddell Sports Inc.).

- *New England Camp and Supply* -- camping and outdoor recreational equipment and accessories.

- *North American Recreation*® -- billiard, table tennis and other game tables.

- *Passon's Sports* -- mail order catalogs.

- *Pillo Polo*® -- recreational polo and hockey games.

- *Port-A-Pit*® -- high jump and pole-vault landing pits.

- *Pro Base*® -- baseball bases.

- *Pro Down*® -- football down markers.

- *Pro Net* -- nets, net assemblies and frames and practice cages.

- *Rol-Dri*® and *Tidi-Court* -- golf course and tennis court maintenance equipment.

- *Toppleball*® -- recreational ball games.

- *U.S. Games, Inc.*® -- physical education equipment for exercise, games and childhood development.

The Voit license permits us to use the Voit® trademark in connection with manufacturing, advertising, and selling specified sports related equipment and products, including inflated balls for all sports and baseball and softball products to certain institutional customers. We are required to pay annual royalties under the license. Subject to the terms of the license agreement, we are permitted to use the Voit trademark through December 31, 2004.

The Huffy sublicense permits us to use the Huffy® trademark in connection with manufacturing, advertising, selling and distributing certain sports related products and equipment to institutional customers. We are required to pay annual royalties under the sublicense subject to the terms of the sublicense agreement. The term of the sublicense expires September 30, 2003.

In February 1992, we acquired two separate licenses to use several trade names, styles, and trademarks (including, but not limited to, MacGregor®). On December 21, 2000, the license relating to the use of the MacGregor® trademark was amended and restated in its entirety. The amended and restated license permits us to manufacture, promote, sell, and distribute to designated customers throughout the world, specified sports related equipment and products relating to baseball, softball, basketball, soccer, football, volleyball, and general exercise. The amended and restated license requires us to pay an annual royalty based upon sales of MacGregor branded products, with the minimum annual royalty set at $100,000. The amended and restated license is exclusive with respect to certain customers and non-exclusive with respect to others. The amended and restated license has an original term of forty (40) years, but will automatically renew for successive forty (40) year periods unless terminated in accordance with the terms of the license. We have converted a substantial portion of our products to the MacGregor® brand, which is believed to be a widely recognized trade name in the sporting goods industry. See Part I. Item 1. -- "Business - Sales and Marketing".

On August 19, 1993, we entered into an exclusive license agreement with AMF Bowling, Inc. to use the AMF name in connection with the promotion and sale of certain gymnastics equipment in the United States and Canada. We are required to pay an annual royalty under the license. The minimum royalty increases by a predetermined percentage each year the license agreement is in effect. Subject to the terms of the AMF license, we are permitted to use the AMF name through December 31, 2002 with the option to renew the agreement through December 31, 2003.

In addition to the foregoing, we have acquired (or had issued) a number of patents relating to products sold by us. We also have a number of patent applications pending before the U.S. Patent and Trademark Office.

Sales and Marketing

We believe we are the largest seller of sporting goods and sports leisure products to the institutional market in the United States. The institutional market is made up of well over 500,000 potential customers, most clearly defined as: 1) Out-of-School Customers including youth sports leagues, recreational departments and organizations, churches and private athletic organizations; 2) In-School Customers including all levels of public and private schools and their related athletic and recreational departments; 3) Government Customers including federal, state and local agencies; and 4) Resale and Specialty Customers including sporting goods resellers and specialty organizations.

We solicit and sell our products through 10 different direct mail catalogs, an inside sales and customer service staff of over 100 people, an outside sales force of over 20 people traveling in significant metropolitan sales territories, and fifteen Internet sites.

We have marketing efforts directed towards the following athletic and leisure activities: Football, Baseball, Softball, Basketball, Soccer, Track and Field, Training and Fitness, Camping, Outdoor Recreation, Early Childhood Development, Table Games, Playground Recreation, Tennis and Volleyball. We believe we are also a brand leader in the institutional sporting goods and sports leisure market, marketing our products under a variety of private label and well recognized name brands including: BSN Sports, MacGregor®, Reebok Team Uniforms, Spalding, PortaPit, Champion Barbell, Voit®, Huffy®, AMF® and Flag-A-Tag®. We believe our mailing list of over 250,000 customer and target prospects is one of our most valuable intangible assets.

We also have licenses and marketing alliances with national organizations including, YMCA, Hershey Chocolate USA, and Antigua® In 1996, we entered into an advertising and distribution agreement with Hershey Chocolate USA. Pursuant to this agreement, we market and distribute promotional fund raising literature and programs to our customers, and service the fund raising needs of many nontraditional customers. The current agreement expires on May 15, 2004 with a two year renewal option.

During fiscal year 1999, we acquired two team dealers. These team dealer acquisitions continue to service the local institutional customers and teams with a full line of athletic products. We also use this local presence to expand our product sales to the local institutional customer base. Conlin Bros., Inc., located in Southern California, was acquired in January 1999. Larry Black Sporting Goods, Inc. in Oklahoma and Kansas, was acquired in February 1999. During October 1999, we further expanded by acquiring two more local team dealers: Spaulding Athletic, located in Little Rock Arkansas, and LAKCO Team Sports, located in Southern California.

During fiscal year 1998, we acquired certain assets of Athletic Training Equipment Company, Inc., a Nevada Corporation. ATEC manufactures and markets pitching machines and other baseball and softball training equipment to sporting goods dealers and other sporting goods institutions. These products are marketed using catalogs and outside sales representatives to service the dealers. ATEC has one of the broadest and most versatile lines of pitching machines in the market today. With the use of the latest technology, ATEC has continued to meet the training needs of professional, college, high school and youth baseball and softball leagues.

We have fifteen Internet sites listed below:

BSNsports.com -- targets the longstanding customer of SSG who recognizes the BSN sports name
LeagueDirect.com -- targets Little League and other league sports
US-Games.com -- targets the early childhood development buyer
ChampionBarbell.com --targets fitness
BSNgsanaf.com -- targets the government
NewEnglandCamp.com -- targets camping and outdoor leisure
Portapit.com -- targets track and field
eSportsonline.com -- targets all customers

ATECsports.com -- website for ATEC
Officialfundraising.com - targets all customers interested in fundraising
Flagatag.com - targets flag football and intramural leagues
Blastball.com - targets users of our exclusive Blastball product
ConlinSports.com -- targets the West Coast sports customer familiar with the Conlin Sports name
PEplanet.com -- targets the early childhood and physical education market
RolDri.com -- targets dealers servicing the tennis market

Each website is strategically targeted to a specific customer group or product line. Our websites enable our customers to place orders, access account information, track orders, and perform routine customer service inquiries on a real-time basis, twenty-four hours a day, seven days a week. This functionality allows for more convenience and added flexibility for our customers.

Over the years, we believe we have established a market leader position by constantly updating and expanding our product lines and targeting selling efforts to specific customer profiles. We have historically targeted one market -- institutional sporting goods customers. We also target individual consumers on our esportsonline.com website and to a lesser extent retail customers and participants in our new associate programs. The associate program allows independent third parties to promote our products and services on their website and share in a percentage of the revenue.

Customers

Our revenues are not dependent upon any single customer. Instead, we enjoy a very large and diverse customer base. Our customers include all levels of public and private schools, colleges, universities and military academies, municipal and governmental agencies, military facilities, churches, clubs, camps, hospitals, youth sports leagues, non-profit organizations, team dealers and certain large retail sporting goods chains. We believe our customer base in the United States is the largest in the institutional direct mail market for sports related equipment.

Many of our institutional customers typically receive annual appropriations for sports related equipment, which appropriations are generally spent in the period preceding the season in which the sport or athletic activity occurs. Approximately 8%, 7%, 9%, and 7% of our sales in the fiscal years 2002, 2001, 2000, and 1999, respectively, were to agencies of the United States Government, a majority of which were sales to military installations. We have a contract with the General Services Administration (the "GSA Contract") that grants us an "approved" status when attempting to make sales to military installations or other governmental agencies. The existing GSA Contract expires December 31, 2006. Under the GSA Contract, we agree to sell approximately 550 products to United States Government agencies and departments at catalog prices or at prices consistent with any discount provided to our other customers. Products sold to the United States Government under the GSA Contract are always sold at our lowest offered price.

We also sell products to United States Government customers from a NAF contract (Non-Appropriated Funds). Our entire product line is included on this contract and offers pricing to the U.S. Government at discounted prices that are consistent with any discount provided to our other customers. This contract is administered by the United States Air Force and is scheduled to expire on September 30, 2003.

Seasonal Factors and Backlog

Historically, our revenues are lowest in the quarter ending December and peak in the quarter ending March. Our revenues reflect a level cycle during the quarters ending June and September. The peak in revenues in the quarter ending March is primarily due spring and summer sports, favorable outdoor weather conditions and school needs before summer closing.

We had a backlog of approximately $2,015,000 at March 29, 2002, $2,638,000 at March 30, 2001, $2,329,000 at September 29, 2000 and $2,458,000 at October 1, 1999.

Manufacturing and Suppliers

We manufacture, assemble and distribute many of our products from four of our facilities. See Item 2. -- "Properties" for details. Gym mats and netting are manufactured in our two Anniston, Alabama plants. Baseball and softball pitching machines are manufactured/assembled at our ATEC subsidiary in Sparks, Nevada. Items of steel and aluminum construction, such as soccer, football and baseball field equipment, are principally manufactured at our facilities in Farmers Branch, Texas.

Certain products manufactured by us are custom-made (such as tumbling mats ordered in color or size specifications), while others are standardized. The principal raw materials used by us in manufacturing are, for the most part, readily available from several different sources. Such raw materials include foam, vinyl, nylon thread, steel and aluminum tubing, and wood.

During the past year we began the process of outsourcing many of the products historically manufactured by us, including products such as game tables and fitness equipment. Products have been outsourced to both domestic and international vendors. Outsourcing these products has enabled us to consolidate plants and reduce our manufacturing requirements. We have closed manufacturing facilities in California and Alabama and reduced the size of our manufacturing facilities in Texas by approximately 50%. Outsourcing these products has also enabled us to (i.) reduce our cost of goods in many of these products, (ii.) reduce our inventory requirements, (iii.) reduce many selling prices to our customers and (iv.) improve our remaining manufacturing efficiencies by focusing on longer production runs of fewer products. We believe selling products to our customers at more competitive prices will have a positive impact on our revenue base.

Items not manufactured by us are purchased from various suppliers primarily located in the United States, Taiwan, Australia, the Philippines, Thailand, the People's Republic of China, Pakistan, Sweden and Canada. We have no significant purchase contracts with any major supplier of finished products, and most products purchased from suppliers are readily available from other sources. We purchase most of our finished product in U.S. dollars and are, therefore, not subject to direct foreign exchange rate differences. See Part II. Item 7. - Management Discussion and Analysis - Certain Factors that May Affect the Company's Business or Future Operating Results".

Competition

We compete in the institutional sporting goods market principally with local sporting goods dealers, retail sporting goods stores, other direct mail catalog marketers and providers of sporting goods on the Internet. We have identified approximately 15 other direct mail companies in the institutional market. We believe that most of these competitors are substantially smaller than us in terms of geographic coverage, products, e-commerce capability and revenues.

We compete in the institutional market principally on the basis of: brand, price, product availability and customer service. We believe we have an advantage in the institutional market over traditional sporting goods retailers and team dealers because our selling prices do not include comparable price markups attributable to traditional multi-distribution channel markups. In addition, our ability to control the availability of goods we source enables us to respond more rapidly to customer demand. We believe our direct mail competitors operate primarily as wholesalers and distributors.

Government Regulation

Many of our products are subject to 15 U.S.C.A. §§ 2051-2084 (1998 and Supp. 2002), among other laws, which empowers the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous sporting goods and other articles. The CPSC has the authority to exclude from the market certain articles that are found to be hazardous and can require a manufacturer to refund the purchase price of products that present a substantial product hazard. CPSC determinations are subject to court review. Similar laws exist in some states and cities in the United States.

Product Liability and Insurance

Because of the nature of our products, we are periodically subject to product liability claims resulting from personal injuries. We may become involved in various lawsuits incidental to our business, some of which relate to claims allegedly resulting in substantial permanent paralysis. Significantly increased product liability claims continue to be asserted successfully against manufacturers and distributors of sports equipment throughout the United States resulting in general uncertainty as to the nature and extent of manufacturers' and distributors' liability for personal injuries. See Item 3. -- "Legal Proceedings".

Since September 11, 2001, product liability insurance has become much more expensive, more restrictive and more difficult to obtain. We recently renewed our general product liability insurance through March 2003. There can be no assurance that our general product liability insurance will be sufficient to cover any successful product liability claims made against us. In our opinion, any ultimate liability arising out of currently pending product liability claims will not have a material adverse effect on our financial condition or results of operations. However, any claims substantially in excess of our insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on our financial condition and results of operations.

Employees

On May 3, 2002, we had approximately 373 full-time employees, of whom 81 were involved in our manufacturing operations. We also hire part-time and temporary employees primarily during the summer months. None of our employees are represented by unions, and we believe our relations with employees are good.

Directors and Executive Officers

Name	Age	Position	Year First Became Director or Officer
Geoffrey P. Jurick	61	Chairman of the Board and Chief Executive Officer	1996
John P. Walker	39	President and Director	1996
Terrence M. Babilla	40	Chief Operating Officer, Executive Vice President, General Counsel and Secretary	1995
Eugene J.P. Grant	54	Executive Vice President, Sales and Marketing	1999
Michael P. Glassman	56	Vice President, Sales and Marketing	2001
Robert K. Mitchell	50	Chief Financial Officer	2000
Douglas E. Pryor	46	Senior Vice President, Sourcing and International Operations	1999
Kenneth A. Corby	41	Vice President, Corporate Development	1998
John C. Bals	44	Vice President, Sales of Sporting Goods Division	2002
Thomas P. Treichler	58	Director	1997
Peter G. Bünger	62	Director	1996
Johnson C.S. Ko	51	Director	1996

Item 2. Properties.

The following table sets forth the material properties owned or leased by us or any of our subsidiaries:

Facility Purpose	Approximate Square Footage	Location	Lease Expires or is Owned
Manufacturing and corporate headquarters (1)	135,000	Farmers Branch, TX	December, 2004
Warehouse and fulfillment processing (2)	181,000	Farmers Branch, TX	December, 2004
Manufacturing	62,500	Sparks, NV	July, 2004
Manufacturing	35,000	Anniston, AL	Owned
Manufacturing	45,000	Anniston, AL	Owned

(1) Approximately 40,000 square feet are utilized by Emerson Radio Corporation.
(2) Approximately 35,000 square feet are utilized by Emerson Radio Corporation.

We believe the facilities used in our operations are in satisfactory condition and adequate for our present and anticipated future operations. However, we are currently reviewing the possibility of consolidating the facilities located in Farmers Branch into one facility when the leases expire in 2004. In addition to the facilities listed above, we lease space in various locations, primarily for use as sales offices.

Item 3. Legal Proceedings.

Periodically, we become involved in various claims and lawsuits incidental to our business. In management's opinion, any ultimate liability arising out of currently pending claims will not have a material adverse effect on our financial condition or results of operations. However, any claims substantially in excess of our insurance coverage, or any substantial claim that may not be covered by insurance or any significant monetary settlement, could have a material adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

Not Applicable.

PART II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Our common stock, par value $.01 per share (the "Common Stock") is quoted on the Over-the-counter Bulletin Board under the symbol SSPY. As of April 30, 2002, there were 1,259 holders of the Common Stock (including individual security position listings). The following table sets forth the high/low sales range for the periods indicated. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year	Fiscal Quarter	Common Stock High	Low
1999	Ended December	9.313	5.875
	Ended March	11.875	7.750
	Ended June	10.750	8.750
	Ended September	10.313	8.125
2000	Ended December	8.438	5.688
	Ended March	8.250	5.938
	Ended June	6.125	3.875
	Ended September	4.875	2.188
2001	Ended December	2.938	0.750
	Ended March	2.375	1.063
2002	Ended June	1.500	1.270
	Ended September	1.350	0.760
	Ended December	1.250	0.850
	Ended March	1.100	0.960

We have not declared dividends in the past three fiscal years. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

On May 28, 1997, the Board of Directors approved the repurchase of up to 1,000,000 shares of our issued and outstanding common stock in the open market and/or privately negotiated transactions. On October 28, 1998, the Board of Directors approved a second repurchase program of up to an additional 1,000,000 shares of our issued and outstanding common stock in the open market and/or privately negotiated transactions. As of March 29, 2002, we repurchased approximately 1,333,000 shares of our issued and outstanding common stock in the open market and privately negotiated transactions. Any future purchases will be subject to price and availability of shares, working capital availability and any alternative capital spending programs. Our bank agreement currently prohibits the repurchase of any additional shares without the bank's prior consent.

On January 14, 1998, we issued 50,000 shares of restricted stock to John P. Walker, President and a Director of Sport Supply Group, Inc., in a privately negotiated transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended (i.e. a transaction by an issuer not involving a public offering). These shares vested over a two-year period. We did not receive any cash proceeds from the issuance of these shares.

On January 12, 2001, we issued 1,629,629 shares of restricted stock out of our treasury stock to Emerson Radio Corp. ("Emerson"), our largest stockholder. Emerson paid $1.35 in cash for each share of stock, for a total purchase price of $2.2 million. All of the shares issued in this transaction were issued in a non-public offering pursuant to Section 4(2) of the Securities Act of 1933, as amended. Proceeds of the sale were used to pay off our term loan with Comerica Bank.

Item 6. Selected Financial Data (Unaudited).

The following sets forth selected historical financial information. The data has been derived from our audited financial statements. The amounts are in thousands, except for per share data. The historical information should be read in conjunction with Item 7. -- "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included in Item 8. -- "Financial Statements and Supplementary Data".

SPORT SUPPLY GROUP, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA (UNAUDITED)
(Amounts in thousands, except for per share data)

Statement of Earnings Data:	Fiscal Year Ended March 29, 2002	Six Months Ended March 30, 2001(2)	Fiscal Year Ended Sept 29, 2000	Fiscal Year Ended Oct 1, 1999	Fiscal Year Ended Oct 2, 1998	Eleven Months Ended Sep 26, 1997 (1) (3)
Net revenues	$ 103,601	$ 50,337	$ 119,321	$ 112,880	$ 101,935	$ 83,318
Gross profit	29,495	13,936	36,170	37,283	32,303	26,811
Operating profit (loss)	(2,790)	(2,411)	(437)	8,445	7,782	4,226
Interest expense	986	957	2,022	1,196	474	757
Other income, net	193	14	17	63	215	83
Earnings (loss) from continuing operations	(3,582)	(2,123)	(1,518)	4,623	4,964	2,576
Loss from discontinued operations (3)	--	--	--	--	--	(2,574)
Net earnings (loss)	$ (3,582)	$ (2,123)	$ (1,518)	$ 4,623	$ 4,964	$ 2
Earnings (loss) per common share and common equivalent share: (notes 1, 2 and 3)						
Net earnings (loss) per common share from continuing operations	$ (0.40)	$ (0.27)	$ (0.21)	$ 0.63	$ 0.62	$ 0.32
Net loss per common share from discontinued operations	--	--	--	--	--	(0.32)
Net earnings (loss) per common share - basic	$ (0.40)	$ (0.27)	$ (0.21)	$ 0.63	$ 0.62	$ -
Net earnings (loss) per common share from continuing operations - diluted	$ (0.40)	$ (0.27)	$ (0.21)	$ 0.60	$ 0.60	$ 0.32
Net loss per common share from discontinued operations - diluted	--	--	--	--	--	(0.32)
Net earnings (loss) per common share - diluted	$ (0.40)	$ (0.27)	$ (0.21)	$ 0.60	$ 0.60	$ -
Weighted average common and common equivalent shares:						
Weighted average common shares outstanding - basic	8,917	7,964	7,273	7,390	8,026	8,146
Weighted average common shares outstanding - diluted	8,917	7,964	7,273	7,728	8,237	8,151

Balance Sheet Data:	At March 29, 2002	At March 30, 2001 (2)	At Sept 29, 2000	At Oct 1, 1999	At Oct 2, 1998	At Sep 26, 1997 (1) (3)
Working capital	$26,977	$28,383	$30,771	$31,873	$25,245	$24,006
Total assets	67,307	73,584	73,687	73,249	54,804	50,484
Long-term obligations, net	17,000	17,333	19,034	18,426	5,161	4,418
Total liabilities	30,258	32,955	33,150	31,141	13,626	11,527
Stockholders equity	37,049	40,629	40,537	42,108	41,178	38,957

NOTES TO SELECTED FINANCIAL DATA (UNAUDITED)

(1) During 1997, we changed our financial reporting year-end from October 31 to September 30. Therefore, the fiscal year ended September 26, 1997 is a transition period consisting of eleven calendar months.

(2) During 2001, we changed our financial reporting year-end from September 30 to March 31. Therefore, the fiscal year ended March 30, 2001 is a transition period consisting of six calendar months.

(3) On May 20, 1996 we disposed of substantially all of the assets (other than cash and accounts receivable) of the Gold Eagle Division to a privately held corporation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following table sets forth, for the periods indicated, certain items related to our continuing operations as a percentage of net revenues.

	For the 12 Months Ended March 29, 2002	For the 6 Months Ended March 30, 2001	For the 12 Months Ended Sept. 29, 2000	For the 12 Months Ended Oct. 1, 1999
Net revenues (in thousands)	$103,601 100.0%	$ 50,337 100.0%	$119,321 100.0%	$112,880 100.0%
Cost of sales	71.5%	72.3%	69.7%	66.9%
Selling, general and administrative expenses	30.8%	31.3%	29.2%	25.6%
Internet expenses	0.3%	0.6%	1.0%	0.0%
Nonrecurring charges	0.0%	0.5%	0.5%	0.0%
Operating profit (loss)	(2.6%)	(4.7%)	(0.4%)	7.5%

2002 Compared to 2001

The following table summarizes certain financial information relating to our results of operations for the fiscal year ended March 29, 2002 and the comparable twelve months ended March 30, 2001:

	2002	2001
Net Revenues	$103,601,428	$113,060,806
Gross Profit	$29,495,185	$32,252,079
SG&A	$31,928,924	$34,274,170
Internet expenses	$355,766	$1,352,635
Nonrecurring charges	--	$253,239
Net loss	$(3,582,428)	$(3,559,452)

Net Revenues. Net revenues decreased approximately $9.5 million (8.4%) for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001. The decrease in net revenues was primarily the result of a general slow-down in the economy, reduced participation in traditional youth sports, a reduced sales force, and the discontinuation of certain unprofitable and low margin product lines.

Gross Profit. Gross profit decreased approximately $2.8 million (8.7%) for the fiscal year ended March 29, 2002 as compared to the same period in fiscal 2001. As a percentage of net revenues, gross profit remained at 28.5% for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001. The decrease in gross profit is directly attributable to the decrease in net revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased approximately $2.3 million (6.8%) for the fiscal year ended March 29, 2002 as compared to the same period in fiscal 2001. As a percentage of net revenues, selling, general and administrative expenses increased to 30.8% from 30.3% for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001. The decrease in selling, general and administrative expenses for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001 is primarily a result of the following:

(i.) A decrease in payroll related expense of approximately $1.2 million primarily a result of reduced headcount.

(ii.) A decrease in selling and promotional expenses of approximately $774,000 primarily a result of reduced catalog expenses.

(iii.) A decrease in depreciation and amortization expense of approximately $276,000 primarily a result of assets reaching their full depreciation levels.

(iv.) A decrease in tax expense of approximately $195,000 primarily a result of lower sales & use tax expense.

We have realized a full twelve months benefit of our cost reduction plans that were implemented in fiscal 2000. We do not anticipate further significant decreases in our selling, general & administrative expenses.

Internet Expenses. Internet related expenses decreased approximately $1.0 million (73.7%) for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001. These expenses are related to the continued support and enhancement of our websites and web development to post electronic catalogs on our websites. Internet expenses were significantly higher in the twelve months ended March 30, 2001 as we were still developing our e-commerce sites. We anticipate that the current level of internet related expense is consistent with what we expect going forward.

Nonrecurring Charges. In the twelve months ended March 30, 2001, we consolidated our manufacturing facility located in Cerritos, CA with our facilities located in Anniston, AL. In association with this plant consolidation, we recorded additional nonrecurring expenses of approximately $114,000. In addition, we recorded approximately $139,000 of nonrecurring expenses in the twelve month period ended March 30, 2001 related to the accelerated amortization of loan fees due to the change in lenders in March 2001.

Interest Expense. Interest expense decreased approximately $1.1 million (51.8%) for the fiscal year ended March 29, 2002 as compared to comparable twelve months ended March 30, 2001. This increase is due to lower average borrowings and lower interest rates.

Other Income, Net. Other income increased approximately $163,000 for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001. This increase is due primarily to the casualty gain on insurance proceeds received for assets lost in a flood that occurred in our corporate facility. These proceeds were used to purchase replacement assets.

Income Tax Provision (Benefit). The benefit for income taxes decreased approximately $2.1 million to a benefit of $0 in the fiscal year ended March 29, 2001 as compared to the comparable twelve months ended March 30, 2001.

We have a net operating loss carryforward included in net deferred tax assets that can be used to offset future taxable income and can be carried forward for 15 to 20 years. As such, realization of our net deferred tax assets is dependent on generating sufficient taxable income, either through operations or tax planning strategies, prior to the expiration of loss carryforwards. Based upon our operating results for the fiscal year ended March 29, 2002, we have not provided an income tax benefit related to our loss before income taxes. The amount of our existing net deferred tax assets considered realizable could be reduced or eliminated if their use becomes more restricted under the provisions of SFAS No. 109, "Accounting for Income Taxes".

Net Loss. Net loss increased approximately $23,000 for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001. Net loss per share decreased to $(0.40) from $(0.45) for the fiscal year ended March 29, 2002 as compared to the comparable twelve months ended March 30, 2001. The weighted average shares outstanding increased by approximately 12.0% for the fiscal year ended March 29, 2002, respectively as compared to the comparable twelve months ended March 30, 2001. The increase in weighted average shares outstanding is primarily due to the sale of treasury stock to Emerson Radio Corp in January 2001.

2001 Compared to 2000

The following table summarizes certain financial information relating to our results of operations for the six month period ended March 30, 2001 and the comparable six month period ended March 31, 2000:

	2001	2000
Net Revenues	$50,336,524	$56,596,700
Gross Profit	$13,935,999	$17,853,869
SG&A	$15,775,650	$16,366,932
Internet expenses	$317,808	$101,322
Nonrecurring charges	$253,239	$605,000
Net loss	$(2,122,515)	$(80,669)

Net Revenues. Net revenues decreased approximately $6.3 million (11.1%) for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. We believe the decrease in net revenues was primarily a result of competitive pressures in the marketplace, a decline in youth baseball registrations, unusually cold and wet weather in warm weather states delaying spring sports, a reduction in our sales force, a reduction in the number of catalogs mailed and a general slow-down in the economy.

Gross Profit. Gross profit decreased approximately $3.9 million (21.9%) for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. As a percentage of net revenues, gross profit decreased to 27.7% from 31.5% for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. Gross profit decreased due to product mix shifts and pricing pressure in the institutional sporting goods marketplace.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased approximately $591,000 (3.6%) for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. As a percentage of net revenues, selling, general and administrative expenses increased to 31.3% from 28.9% for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. The decrease in selling, general and administrative expenses for the six month period ended March 30, 2001 as compared to the six month period ended March 31, 2000 is primarily a result of the following:

(i.) A decrease in selling and promotional expense of approximately $565,000. This decrease is primarily a result of lower catalog expense as part of our cost reduction programs initiated this year.

(ii.) A decrease in payroll related expense of approximately $364,000. This is a result of reduced headcount, primarily in the sales and sales administration areas.

(iii.) A decrease in legal fees of approximately $200,000. This is primarily the result of a reduction in litigation.

(iv.) A decrease in facility expenses of approximately $156,000. This is primarily a result of lower rent and telephone expense due to renegotiations of certain leases and contracts.

These decreases in selling, general and administrative expenses were partially offset by an increase of approximately $632,000 in computer related expenses and an increase of approximately $104,000 in license and royalty related expenses. Fiscal 2001 was the first year of normal, fully functional MIS department operating expenses. The increase in license and royalty related expenses is primarily due to the Amended and Restated License Agreement with MacMark, entered in on December 21, 2000, which requires us to pay an annual royalty based upon sales of MacGregor branded products, with the minimum annual royalty set at $100,000.

Internet Expenses. We incurred Internet related expenses of approximately $318,000 for the six month period ended March 30, 2001 as compared to approximately $101,000 for the six month period ended March 31, 2000. These expenses were related to the continued support and enhancement of our websites and web development to post electronic catalogs on the websites. We incurred approximately $1.1 million of Internet expenses during fiscal year 2000 to develop and launch fully functional e-commerce web sites that offer our customers electronic on-line catalogs, customer specific pricing, on-line ordering and other on-line customer service functions. This development effort was completed in fiscal 2000.

Nonrecurring Charges. In the six months ended March 30, 2001, we consolidated our manufacturing facility located in Cerritos, CA with our facilities located in Anniston, AL. In association with this plant consolidation, we recorded additional nonrecurring expenses of approximately $114,000 in the six month period ended March 30, 2001. In addition, we recorded approximately $139,000 of nonrecurring expenses in the six month period ended March 30, 2001 related to the accelerated amortization of loan fees due to the change in lenders in March 2001. In the six month period ended March 31, 2000, we recorded a nonrecurring charge related to the settlement of two lawsuits in the amount of $605,000.

Interest Expense. Interest expense increased approximately $25,000 (2.7%) for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. This increase is due to higher average borrowings.

Other Income, Net. Other income increased approximately $12,000 for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000.

Income Tax Provision (Benefit).. The benefit for income taxes increased approximately $1.2 million to a benefit of $1.2 million in the six months ended March 30, 2001 as compared to the same period in fiscal 2000. Our effective tax rate decreased to 36.7% in the six month ended March 30, 2001 as compared to 46.2% for the same period in fiscal 2000.

Net Loss. Net loss increased approximately $2.0 million for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. Net loss per share increased to $(0.27) from $(0.01) for the six month period ended March 30, 2001 as compared to the same period in fiscal 2000. The weighted average shares outstanding increased by approximately 9.5% for the six month period ended March 30, 2001, respectively as compared to the same period in fiscal 2000. The increase in weighted average shares outstanding is primarily due to the sale of treasury stock to Emerson Radio Corp.

2000 Compared to 1999

The following table summarizes certain financial information relating to our results of operations for the fiscal years ended September 29, 2000 and October 1, 1999:

	2000	1999
Net Revenues	$119,320,982	$112,879,817
Gross Profit	$36,169,949	$37,282,908
SG&A	$34,865,452	$28,838,366
Internet expenses	$1,136,149	--
Nonrecurring charges	$605,000	--
Net earnings (loss)	$(1,517,606)	$4,622,839

Net Revenues. Net revenues for the fiscal year ended September 29, 2000 ("fiscal 2000") increased by approximately $6.4 million (5.7%) as compared to the fiscal year ended October 1, 1999 ("fiscal 1999"). The increase in net revenues reflected increases in revenues associated primarily with our team dealers, fund-raising product sales and in-school and out-of-school sales increases.

Gross Profit. Gross profit for fiscal 2000 decreased by approximately $1.1 million (3.0%) as compared to fiscal 1999. As a percentage of net revenues, gross profit decreased to 31.9% in fiscal 2000 from 34.8% for fiscal 1999. A portion of the decrease in gross profit is due to $500,000 in one-time vendor rebates that were recorded during fiscal 1999.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 2000 increased by approximately $6.0 million (20.9%) as compared to fiscal 1999. As a percentage of net revenues, selling, general and administrative expenses increased to 30.8% for fiscal year 2000 as compared to 26.9% for fiscal 1999. The increase in these expenses as a percentage of net revenues for fiscal year 2000 as compared to fiscal year 1999 was primarily due to the following factors:

(i.) An increase in payroll and related costs of approximately $3.3 million primarily as a result of the increased number of outside sales employees, the employees of companies acquired during the second quarter of the prior year and first quarter of fiscal year 2000 and temporary help related to increased receivable collection efforts.

(ii.) An increase in computer related expenses of approximately $1.1 million primarily as the result of higher operating costs of maintaining our IT system and support after the system was implemented.

(iii.) An increase in depreciation and amortization expense of approximately $771,000. This is primarily the result of hardware and software acquisitions related to our successful implementation of our IT information system.

(iv.) An increase in selling and promotional expense of approximately $539,000 primarily as a result of higher catalog expenses.

(v.) An increase in facility related expense of $448,000. This is primarily due to the full year impact of the additional facilities acquired during the second quarter of the prior year and the additional facilities acquired in first quarter of fiscal year 2000.

Internet Expenses. We incurred Internet related expenses of approximately $1.1 million for the year ended September 29, 2000. These expenses related to significant enhancements, including the creation of shopping cart capabilities and full integration with our SAP system.

Nonrecurring Charges. We successfully negotiated the settlement of two lawsuits. Consequently, in fiscal year 2000, we recorded a non-recurring charge related to these claims in the amount of $605,000.

Operating Profit. Operating profit decreased from a profit of $8.4 million in fiscal 1999 to a loss of $437,000 in fiscal 2000. The decrease in operating profit was due to reduced margins and increased SG&A expenses, as described above.

Interest Expense. Interest expense increased in fiscal 2000 by approximately $826,000 (69.0%) to $2.0 million compared to $1.2 million in fiscal 1999. The increase in interest expense resulted from increased overall levels of borrowing. The higher borrowing levels were the result of the: (i.) cash payments for the acquisitions of Spaulding and LAKCO in October 1999; (ii.) stock repurchased under our stock buyback program; (iii.) cash paid for our IT/ERP, Internet system implementation and Internet development; and (iv.) funding the growth of inventories. In addition, our borrowing rates increased as a result of amendments to our credit agreement.

Other Income, Net. Other income decreased approximately $46,000 in fiscal 2000 as compared to fiscal 1999.

Income Tax Provision (Benefit). The benefit for income taxes increased approximately $3.6 million to a benefit of $924,000 in fiscal 2000 from a provision of $2.7 million in fiscal 1999. Our effective tax rate increased to 37.8% in fiscal 2000 from 36.8% in fiscal 1999.

Net Earnings (Loss). Net earnings decreased approximately $6.1 million to a net loss of $1.5 million in fiscal 2000 from net earnings of $4.6 million in fiscal 1999. As a percentage of the net revenues, net earnings decreased to (1.4%) in fiscal 2000 from 4.3% in fiscal 1999. Earnings per share before dilution from continuing operations decreased to $(0.21) per share in fiscal 2000 from $0.63 per share in fiscal 1999. Fiscal year 2000 included a decrease of approximately 5.9% in weighted average shares outstanding.

Liquidity and Capital Resources

Our working capital decreased approximately $1.4 million during the fiscal year ended March 29, 2002, from $28.4 million at March 30, 2001 to $27.0 million at March 29, 2002. The decrease in working capital is primarily a result of a decrease of approximately $2.7 million in inventories, an increase in accrued liabilities of approximately $1.7 million, and a decrease in cash of approximately $700,000. The working capital decreases are partially offset by a decrease in trade accounts payable of $4.1 million.

We have a credit agreement with Congress Financial Corporation to finance our working capital requirements through March 2004. The credit agreement provides for a $25 million revolving credit facility. Borrowings under the Credit Agreement are subject to an accounts receivable and inventory collateral base and are secured by substantially all of our assets. We are required to maintain certain net worth levels and as of March 29, 2002 we were in compliance with this requirement. As of March 29, 2002, we had total available borrowings under our senior credit facility of approximately $21.4 million of which approximately $16.8 million were outstanding.

We believe we can satisfy our short-term and long-term working capital requirements to support our current operations from borrowings under our credit facility and cash flows from operations.

The following table sets forth our contractual obligations at March 29, 2002 for the periods shown:

	Due within one year	Due in two to three years	Due in four to five years	Thereafter	Total
Notes payable	$ 49,899	$16,940,846	$ 25,202	$ --	$17,015,947
Capital lease obligations	23,233	34,091	--	--	57,324
Leases	1,935,988	2,472,415	16,085	--	4,424,488
Total	$2,009,120	$19,447,352	$ 41,287	$ --	$21,497,759

On May 28, 1997, the Board of Directors approved the repurchase of up to 1,000,000 shares of our issued and outstanding common stock in the open market and/or privately negotiated transactions. On October 28, 1998, the Board of Directors approved a second repurchase program of up to an additional 1,000,000 shares of our issued and outstanding common stock in the open market and/or privately negotiated transactions. As of March 29, 2002, we repurchased approximately 1,333,000 shares of our issued and outstanding common stock in the open market and privately negotiated transactions. Any future purchases will be subject to price and availability of shares, working capital availability and any alternative capital spending programs. Our bank agreement currently prohibits the repurchase of any additional shares without the bank's prior consent.

We do not currently have any material commitments for capital expenditures.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements require us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. We consider certain accounting policies related to inventories and trade accounts receivables, impairment of long lived assets and valuation of deferred tax assets to be critical policies due to the estimation processes involved in each.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and weighted-average cost methods for items manufactured by us and weighted-average cost for items purchased for resale. The inventory allowance for obsolete or slow moving items is determined based upon our periodic assessment of the net realizable value of our inventory. If actual market conditions are less favorable than those we have projected, additional inventory write-downs may be required.

Trade Accounts Receivable

We extend credit based upon evaluations of a customer's financial condition and provide for any anticipated credit losses in our financial statements based upon management's estimates and ongoing reviews of recorded allowances. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Intangible Assets

We have significant intangible assets related to goodwill and other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgements. Changes in strategy and/or market conditions could significantly impact these judgements and require adjustments to recorded asset balances.

Income Taxes

We record a valuation allowance to reduce the amount of our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event that we determined that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if it were determined that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Certain Factors that May Affect the Company's Business or Future Operating Results

This report contains various forward looking statements and information that are based on our beliefs as well as assumptions made by and information currently available to us. When used in this report, the words "anticipate", "believe", "estimate", "expect", "predict", "intend", "project" and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. Among the key factors that may have a direct bearing on our results are set forth below.

Future trends for revenues and profitability remain difficult to predict. We continue to face many risks and uncertainties, including:

1. general and specific market and economic conditions;
2. reduced sales to the United States Government due to changes in Government spending;
3. unanticipated disruptions or slowdowns;
4. high fixed costs;
5. competitive factors;
6. risk of nonpayment of accounts receivable;
7. foreign supplier related issues;
8. use of deferred tax asset; and
9. return to profitability.

The general economic condition in the U.S. could affect pricing and availability on raw materials such as metals, petroleum and other commodities used in manufacturing certain products and certain purchased finished goods as well as transportation costs. As announced by major freight carriers, including UPS, freight costs are increasing. If these cost increases continue, we will be forced to increase prices or recognize lower margins. Any material price increases to the customer could have an adverse effect on revenues and any price increases from vendors could have an adverse effect on our costs. Professional sports have a significant impact on the market conditions for each individual sport. Collective bargaining, labor disputes, lockouts or strikes by a professional sport (particularly Major League Baseball) could have a negative impact on our revenues.

Sales to the U.S. Government have declined and if this decline continues, it could adversely affect our results of operations.

Our ability to provide high quality customer service, process and fulfill orders and manage inventory depends on: (i.) the efficient and uninterrupted operation of our call center, distribution center and manufacturing facilities and our management information systems and (ii.) the timely performance of vendors, catalog printers and shipping companies. Any material disruption or slowdown in the operation of our call center, distribution center, manufacturing facilities or management information systems, or comparable disruptions or slowdowns suffered by our principal service providers, could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused.

We ship approximately 70% of our products using United Parcel Service ("UPS"). A strike by UPS or any of our other major carriers could adversely affect our results of operations due to not being able to deliver our products in a timely manner and using other more expensive freight carriers. UPS and the International Brotherhood of Teamsters began negotiations in late January 2002 on a new contract to replace the five year agreement that expires on July 31, 2002. No assurance can be made that an agreement will be reached. Although we have analyzed the cost benefit effect of using other carriers, we continue to utilize UPS for the majority of our small package shipments.

Operations and maintenance of our call center, distribution center, manufacturing facilities and management information systems involve substantial fixed costs. Paper and postage are significant components of our operating costs. Catalog mailings entail substantial paper, postage, and human resources costs, including costs associated with catalog development. If net sales are substantially below expectations, our results of operations will be adversely affected.

Paper-based packaging products, such as shipping cartons, constitute a significant element of distribution expense. Paper prices have been historically volatile. Future price increases could have a material adverse affect on our results of operations. Postage for catalog mailings is also a significant element of our operating expense. Postage rates increase periodically and can be expected to increase in the future. There can be no assurance that future increases will not adversely impact our operating margins. We will be able to further reduce our paper and postage costs if we continue to migrate portions of our business to the Internet because we will be less reliant on paper catalogs.

The institutional market for sporting goods and leisure products is highly competitive and there are no significant barriers to enter this market. The size of this market has encouraged the entry of new competitors as well as increased competition from established companies. We are facing significant competition. These competitors include large retail operations that also sell to the institutional market, other catalog and direct marketing companies, team dealers, and Internet sellers. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share and could have a material adverse effect on our results of operations.

We continue to closely monitor orders and the creditworthiness of our customers. We have made allowances for the amount we believe to be adequate to properly reflect the risk to accounts receivable; however, unforeseen market or economic conditions may compel us to increase the allowances.

We derive a significant portion of our revenues from sales of products purchased directly from foreign suppliers located primarily in the Far East. In addition, we believe foreign manufacturers produce many of the products we purchase from domestic suppliers. We are subject to risks of doing business abroad, including delays in shipments, adverse fluctuations in foreign currency exchange rates, increases in import duties, decreases in quotas, changes in custom regulations, acts of God (such as earthquakes), war and political turmoil. The occurrence of any one or more of the foregoing could adversely affect our operations.

The amount of our existing net deferred tax assets considered realizable could be reduced in the near term if the successful execution of tax planning strategies does not occur or estimates of future taxable income during the carryforward period are reduced.

Our ability to return to profitability is dependent on the success of our revenue enhancement programs, manufacturing facilities restructuring and cost reductions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We own no marketable securities nor do we have investments that are subject to market risk.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements **Page**

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Sport Supply Group, Inc.:

We have audited the accompanying consolidated balance sheets of Sport Supply Group, Inc. and subsidiaries as of March 29, 2002, March 30, 2001, and September 29, 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal year ended March 29, 2002, the six month period ended March 30, 2001 and each of the two fiscal years in the period ended September 29, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sport Supply Group, Inc. and subsidiaries as of March 29, 2002, March 30, 2001 and September 29, 2000, and the consolidated results of their operations and their cash flows for the fiscal year ended March 29, 2002, the six month period ended March 30, 2001 and each of the two fiscal years in the period ended September 29, 2000 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Dallas, Texas
May 10, 2002

SPORT SUPPLY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 29, 2002	March 30, 2001	September 29, 2000
CURRENT ASSETS :			
Cash and equivalents	$ 586,911	$ 1,271,096	$ 112,017
Accounts receivable:			
Trade, less allowance for doubtful accounts of $524,000 at March 29, 2002, $929,000 at March 30, 2001 and $836,000 at Sept. 29, 2000	18,824,829	19,128,835	21,699,695
Other	235,008	287,866	727,830
Inventories, net	18,368,392	21,050,539	19,853,059
Other current assets	560,362	847,212	1,152,639
Deferred tax assets	1,659,039	1,418,835	1,341,203
Total current assets	40,234,541	44,004,383	44,886,443
DEFERRED CATALOG EXPENSES	2,017,280	2,436,756	1,552,838
PROPERTY, PLANT AND EQUIPMENT :			
Land	8,663	8,663	8,663
Buildings	1,605,102	1,605,102	1,605,102
Computer Equipment & Software	11,231,120	11,635,763	11,589,567
Machinery and equipment	6,358,546	6,397,134	6,402,708
Furniture and fixtures	1,673,683	1,540,484	1,521,374
Leasehold improvements	2,384,335	2,434,451	2,425,562
	23,261,449	23,621,597	23,552,976
Less -- Accumulated depreciation and amortization	(13,310,710)	(12,214,075)	(11,131,183)
	9,950,739	11,407,522	12,421,793
DEFERRED TAX ASSETS	3,841,186	4,081,390	2,866,910
COST IN EXCESS OF NET ASSETS ACQUIRED, less accumulated amortization of $2,171,000 at March 29, 2002, $1,887,000 at March 30, 2001, and $1,745,000 at Sept. 29, 2000	7,442,432	7,726,516	7,867,222
TRADEMARKS less accumulated amortization of $1,114,000 at March 29, 2002, $1,646,000 at March 30, 2001, and $1,547,000 at Sept. 29, 2000	3,044,888	3,192,523	3,235,996
OTHER ASSETS less accumulated amortization of $589,000 at March 29, 2002 $655,000 at March 30, 2001, and $451,000 at Sept. 29, 2000	775,839	735,254	855,613
	$ 67,306,905	$ 73,584,344	$ 73,686,815
CURRENT LIABILITIES :			
Accounts payable	$ 9,532,407	$ 13,613,835	$ 9,871,068
Other accrued liabilities	3,652,310	1,929,357	2,604,680
Notes payable and capital lease obligations, current portion	73,132	78,604	1,639,458
Total current liabilities	13,257,849	15,621,796	14,115,206
NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS, net of current portion	17,000,139	17,333,451	19,034,345
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY :			
Preferred stock, par value $0.01, 100,000 shares authorized, no shares outstanding	-	-	-
Common stock, par value $0.01, 20,000,000 shares authorized, 9,362,397, 9,359,759, 9,350,731 shares issued at March 29, 2002, March 30, 2001, and Sept. 29, 2000 8,917,244, 8,914,606, and 7,275,949 shares outstanding at March 29, 2002, March 30, 2001, and Sept. 29, 2000	93,624	93,598	93,507
Additional paid-in capital	48,101,331	48,099,109	59,785,587
Accumulated deficit	(7,344,756)	(3,762,328)	(1,639,813)
Treasury stock, at cost, 445,153, at March 29, 2002 and March 30, 2001, and 2,074,782 at Sept. 29, 2000	(3,801,282)	(3,801,282)	(17,702,017)
	37,048,917	40,629,097	40,537,264
	$ 67,306,905	$ 73,584,344	$ 73,686,815

The accompanying notes are an integral part of these financial statements.

SPORT SUPPLY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Year Ended March 29, 2002, The Six Month Period Ended March 30, 2001, The Year Ended September 29, 2000, and The Year Ended October 1, 1999

	2002	2001	2000	1999
Net revenues	$ 103,601,428	$ 50,336,524	$ 119,320,982	$ 112,879,817
Cost of sales	74,106,243	36,400,525	83,151,033	75,596,909
Gross profit	29,495,185	13,935,999	36,169,949	37,282,908
Selling, general and administrative expenses	31,928,924	15,775,650	34,865,452	28,838,366
Internet expenses	355,766	317,808	1,136,149	-
Nonrecurring charges	-	253,239	605,000	-
Earnings (loss) before interest, other income, and taxes	(2,789,505)	(2,410,698)	(436,652)	8,444,542
Interest expense	(985,509)	(957,270)	(2,021,763)	(1,196,112)
Other income, net	192,586	14,400	16,924	62,738
Earnings (loss) before provision for income taxes	(3,582,428)	(3,353,568)	(2,441,491)	7,311,168
Income tax provision (benefit)	-	(1,231,053)	(923,885)	2,688,329
Net earnings (loss)	$ (3,582,428)	$ (2,122,515)	$ (1,517,606)	$ 4,622,839
Earnings (loss) per share:				
Net earnings (loss) - basic	$ (0.40)	$ (0.27)	$ (0.21)	$ 0.63
Net earnings (loss) - diluted	$ (0.40)	$ (0.27)	$ (0.21)	$ 0.60
Weighted average number of common shares outstanding - basic	8,917,244	7,963,989	7,272,570	7,390,274
Weighted average number of common shares outstanding - diluted	8,917,244	7,963,989	7,272,570	7,727,777

The accompanying notes are an integral part of these financial statements.

SPORT SUPPLY GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For The Year Ended March 29, 2002, The Six Month Period Ended March 30, 2001, The Year Ended September 29, 2000, and The Year Ended October 1, 1999

	Common Stock		Additional Paid in	Accumulated	Treasury Stock		
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
Balance, October 2, 1998	9,243,195	$ 92,432	$ 59,100,187	$ (4,745,046)	1,488,492	$ (13,269,861)	$ 41,177,712
Issuances of common stock upon exercises of outstanding options	81,445	814	598,071				598,885
Issuances of common stock	8,601	86	73,036				73,122
Purchase of treasury stock					595,900	(4,603,987)	(4,603,987)
Reissuances of treasury shares			(27,910)		(25,050)	267,496	239,586
Net earnings (comprehensive income)				4,622,839			4,622,839
Balance, October 1, 1999	9,333,241	$ 93,332	$ 59,743,384	$ (122,207)	2,059,342	$ (17,606,352)	$ 42,108,157
Issuances of common stock upon exercises of outstanding options	5,000	50					50
Issuances of common stock	12,490	125	51,503				51,628
Purchase of treasury stock					16,420	(112,437)	(112,437)
Reissuances of treasury shares			(9,300)		(980)	16,772	7,472
Net loss (comprehensive loss)				(1,517,606)			(1,517,606)
Balance, September 29, 2000	9,350,731	$ 93,507	$ 59,785,587	$ (1,639,813)	2,074,782	$ (17,702,017)	$ 40,537,264
Issuances of common stock	9,028	91	14,257				14,348
Sale of treasury shares			(11,700,735)		(1,629,629)	13,900,735	2,200,000
Net loss (comprehensive loss)				(2,122,515)			(2,122,515)
Balance, March 30, 2001	9,359,759	$ 93,598	$ 48,099,109	$ (3,762,328)	445,153	$ (3,801,282)	$ 40,629,097
Issuances of common stock	2,638	26	2,222				2,248
Net loss (comprehensive loss)				(3,582,428)			(3,582,428)
Balance, March 29, 2002	9,362,397	$ 93,624	$ 48,101,331	$ (7,344,756)	445,153	$ (3,801,282)	$ 37,048,917

The accompanying notes are an integral part of these financial statements.

SPORT SUPPLY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Year Ended March 29, 2002, The Six Month Period Ended March 30, 2001, The Year Ended September 29, 2000, and The Year Ended October 1, 1999

	2002	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES :				
Net earnings (loss)	$ (3,582,428)	$ (2,122,515)	$ (1,517,606)	$ 4,622,839
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	2,572,600	1,556,419	2,855,172	2,072,117
Provision for allowances for accounts receivable	351,306	220,884	319,025	411,512
Changes in assets and liabilities:				
(Increase) decrease in accounts receivable	5,558	2,789,939	1,902,706	(6,602,602)
(Increase) decrease in inventories	2,682,147	(1,197,480)	(565,986)	(3,039,248)
(Increase) decrease in deferred catalog expenses and other current assets	706,326	(578,491)	284,757	57,542
Increase (decrease) in accounts payable	(4,081,428)	3,742,767	1,161,798	602,636
(Increase) decrease in deferred taxes	(240,204)	(77,632)	(279,015)	(157,870)
Increase (decrease) in accrued liabilities	1,722,953	(675,323)	170,301	(1,012,097)
(Increase) decrease in other assets	(187,490)	(140,580)	(284,426)	132,638
(Increase) decrease in noncurrent deferred tax assets	240,204	(1,214,480)	(765,671)	2,557,950
Net cash provided by (used in) operating activites	189,544	2,303,508	3,281,055	(354,583)
CASH FLOWS FROM INVESTING ACTIVITIES :				
Acquisitions of property, plant & equipment	(537,194)	(97,030)	(2,025,608)	(6,438,359)
Payments for acquisitions, net of cash acquired	-	-	(854,093)	(4,260,100)
Proceeds from sale of investments	-	-	-	23,891
Net cash used in investing activities	(537,194)	(97,030)	(2,879,701)	(10,674,568)
CASH FLOWS FROM FINANCING ACTIVITIES :				
Proceeds from issuances of notes payable	-	17,134,214	2,205,620	21,099,089
Payments of notes payable and capital lease obligations, net	(338,784)	(20,395,961)	(2,643,581)	(7,211,099)
Proceeds from common stock issuances	2,248	2,214,348	59,150	911,593
Purchase of treasury stock	-	-	(112,437)	(4,603,987)
Net cash (used in) provided by financing activities	(336,536)	(1,047,399)	(491,248)	10,195,596
NET CHANGE IN CASH AND EQUIVALENTS	(684,186)	1,159,079	(89,894)	(833,555)
Cash and equivalents, beginning of period	1,271,096	112,017	201,911	1,035,466
Cash and equivalents, end of period	$ 586,910	$ 1,271,096	$ 112,017	$ 201,911
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION :				
Cash paid during the period for interest	$ 986,297	$ 824,353	$ 2,169,859	$ 1,181,529
Cash paid during the period for income taxes	$ 55,287	$ 73,435	$ 204,455	$ 160,000
We acquired the assets of certain entities. In connection with these acquisitions, liabilities were assumed as follows:				
Fair value of assets acquired	$ -	$ -	$ 1,968,685	$ 8,296,490
Cash paid for the acquisitions, net	-	-	(854,093)	(4,260,100)
Debt issued for the acquisitions	-	-	(275,000)	(700,000)
Liabilities assumed	$ -	$ -	$ 839,592	$ 3,336,390

The accompanying notes are an integral part of these financial statements.

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Background

Sport Supply Group, Inc. ("SSG") was incorporated in 1982. The assets of the Sports & Recreation Division of Aurora Electronics, Inc. (f/k/a BSN Corp., "Aurora") were contributed to us effective September 30, 1988. We were a wholly-owned subsidiary of Aurora before our initial public offering in April 1991. Effective March 2001, Sport Supply Group, Inc is a majority-owned subsidiary of Emerson Radio Corp. Our financial statements do not include any purchase accounting adjustments to reflect our acquisition by Emerson Radio Corp. Our operations are all within one financial reporting segment: manufacturing and marketing of sports related equipment and leisure products to institutional customers in the United States. We manufacture many of the products we sell. Manufactured items include, but are not limited to: 1.) Tennis, volleyball, and other sports nets; 2.) Steel and aluminum construction items, such as soccer and field hockey goals; 3.) track and field equipment; and 4.) Gymnastic equipment and exercise mats.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of SSG and our wholly owned subsidiaries, Athletic Training Equipment Company, Inc., a Delaware corporation ("ATEC") and Sport Supply Group Asia Limited, a Hong Kong corporation ("SSGA"). All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements also include estimates and assumptions made by us that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses, provisions for and the disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Certain financial information for previous fiscal years has been reclassified to conform to the fiscal 2002 presentation.

Change in Fiscal Year

In May 2001, we changed our financial reporting year end from September 30 to March 31. Accordingly, the fiscal year ended March 30, 2001 is a transition period consisting of six months. We operate on a 52/53 week year ending on the Friday closest to March 31. All twelve month periods reflected in the consolidated statements of operations consist of 52 weeks. The six month period ended March 30, 2001 consisted of 26 weeks.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and weighted-average cost methods for items manufactured by us and weighted-average cost for items purchased for resale. As of March 29, 2002, March 30, 2001, and September 29, 2000, inventories consisted of the following:

Inventory Data:	Mar. 29, 2002	Mar. 30, 2001	Sept. 29, 2000
Raw materials	$2,153,634	$3,727,855	$3,300,001
Work-in-process	257,653	376,683	536,550
Finished and purchased goods	17,121,730	18,226,706	17,148,643
Inventory, Gross	19,533,017	22,331,244	20,985,194
Less inventory allowance for obsolete or slow moving items	(1,164,625)	(1,280,705)	(1,132,135)
Inventory, Net	$18,368,392	$21,050,539	$19,853,059

The inventory allowance for obsolete or slow moving items is determined based upon our periodic assessment of the net realizable value of our inventory. As of March 29, 2002, March 30, 2001, and September 29, 2000, approximately 23%, 30%, and 28%, respectively, of total ending inventories were products manufactured by us with the balance being products purchased from outside suppliers. Sales of products manufactured by us accounted for approximately 26%, 30%, 31%, and 36% of total net revenues in fiscal 2002, 2001, 2000, and 1999, respectively.

Accounts Receivable and Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are accounts receivable. Accounts receivable represent sales of sporting goods and leisure products to all levels of public and private schools, colleges, universities, and military academies, municipal and governmental agencies, military facilities, churches, clubs, camps, hospitals, youth sport leagues, nonprofit organizations, team dealers, and certain other retailers. We did not have any individual customers that accounted for more than 10% of outstanding accounts receivable as of March 29, 2002, March 30, 2001, or September 29, 2000. The majority of our sales are to publicly funded institutional customers. We extend credit based upon evaluations of a customer's financial condition and provide for any anticipated credit losses in our financial statements based upon management's estimates and ongoing reviews of recorded allowances. The allowance for doubtful accounts was approximately $524,000, $929,000, and $836,000 as of March 29, 2002, March 30, 2001, and September 29, 2000, respectively.

Advertising and Deferred Catalog Expenses

We expense the production costs of advertising as incurred, except for production costs related to direct-response advertising activities, which are capitalized. Direct response advertising consists primarily of catalogs that include order forms for our products. Production costs, primarily printing and postage, associated with catalogs are amortized using the straight-line method over twelve months which approximates average usage of the catalogs produced. Our advertising expenses for the fiscal year ended March 29, 2002, the six month period ended March 30, 2001, and the fiscal years ended September 29, 2000 and October 1, 1999, were approximately $3,026,000, $1,312,000, $4,122,000, and $3,571,000, respectively.

Internet Expenses

We expense the operating and development costs of our Internet websites as incurred. Hardware and related software modules that interface with our SAP AS/400 system are capitalized and subsequently amortized over the remaining estimated useful life of the assets.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Leasehold improvements and property and equipment leased under capital lease obligations are amortized over the terms of the related leases or their estimated useful lives, whichever is shorter. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized and depreciated over the remaining estimated useful lives of the related assets.

Depreciation of property, plant and equipment is provided by the straight-line method as follows:

Buildings	Thirty to forty years
Machinery and Equipment	Five years to ten years
Computer Equipment and Software	Three years to ten years
Furniture and Fixtures	Five years
Leasehold Improvements	Remaining lease term

Intangible Assets

Cost in excess of net assets acquired relates to acquisitions made by us. Trademarks and servicemarks relate to costs incurred in connection with the licensing agreements for the use of certain trademarks and servicemarks in conjunction with the sale of our products. Other intangible assets are classified as other assets and consist principally of patents.

Amortization of intangible assets is provided by the straight-line method as follows:

Cost in excess of net assets acquired	Principally thirty to forty years
Trademarks and servicemarks	Five to forty years
Patents	Seven to eleven years

We periodically assess the recoverability of the carrying value of intangible assets in relation to projected earnings and projected undiscounted cash flows. Based on our assessment, we believe our investments in intangible assets are fully realizable as of March 29, 2002.

The cost of intangible assets and related accumulated amortization are removed from our accounts during the year in which they become fully amortized.

Income Taxes

Deferred tax assets and liabilities are determined quarterly based upon the estimated future tax effects of the differences in the tax bases of existing assets and liabilities and the related financial statement carrying amounts, using currently enacted tax laws and rates in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (See Note 4).

Net Earnings (Loss) Per Share of Common Stock

Net earnings (loss) per share of common stock are based upon the weighted average number of common and common equivalent shares outstanding. Outstanding stock options and common stock purchase warrants are treated as common stock equivalents when dilution results from their assumed exercise.

Revenue Recognition

Our policy is to recognize revenue upon shipment of inventory, and record an estimate against revenues for possible returns based upon our historical return rate. Subject to certain limitations, customers have the right to return product within 30 days if they are not completely satisfied. We believe sales are final upon shipment of inventory based upon the following criteria under SFAS 48 and SAB 101:

- Our price to our customers is fixed at the time an order is placed.
- The customers have paid, or are obligated to pay, us.
- The customers' obligation to pay does not change in the event of theft, damaged product, etc. (A claim must be filed to issue credit.)
- Customers are verified through credit investigations for economic substance before products are shipped.
- We are not obligated for future performance to any of our customers.
- Future returns can be reasonably estimated based on historical data.

Recent Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). This statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), but carries over the key guidance from SFAS No. 121 in establishing the framework for the recognition and measurement of long-lived assets to be disposed of by sale and addresses significant implementation issues. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. We are in the process of evaluating the effects this statement will have on our financial reporting and disclosures.

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which requires that goodwill not be amortized but instead be tested for impairment at least annually by reporting unit. We have adopted SFAS 142 effective March 30, 2002. We are still in the process of evaluating the relevant provisions of SFAS 142 and have not yet determined whether SFAS 142 will have an immediate effect on the financial statements upon adoption. However amortization of goodwill, which amounted to approximately $284,000 for fiscal year ended March 29, 2002, before any tax effects, will cease upon adoption of SFAS 142.

On September 30, 2000, we adopted the provisions of the Emerging Issues Task Force, EITF 00-10, Accounting for Shipping and Handling Fees and Costs. Prior to September 30, 2000, we netted shipping fees against shipping costs. The net difference was included in cost of sales in our consolidated statements of operations. The provisions of EITF 00-10 provide that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. Accordingly, we have classified shipping and handling fees as revenues in our consolidated statements of operations for the fiscal year ended March 29, 2002. Previous periods have been restated to conform to fiscal 2002 presentation.

2. STOCKHOLDERS' EQUITY:

Stock Options

We maintain a stock option plan that provides up to 2,000,000 shares of common stock for awards of incentive and non-qualified stock options to directors and employees. Under the stock option plan, the exercise price of options will not be less than: (i.) the fair market value of the common stock at the date of grant; or (ii.) not less than 110% of the fair market value for incentive stock options granted to certain employees, as more fully described in the Amended and Restated Stock Option Plan. Options expire ten years from the grant date, or five years from the grant date for incentive stock options granted to certain employees, or such earlier date as determined by the Board of Directors of the Company (or a Stock Option Committee comprised of members of the Board of Directors).

The following table contains transactional data for our stock option plan.

Stock Option Plan	Shares	Exercise Price or Weighted Avg. Price
Outstanding at October 2, 1998	860,286	$7.30
Granted	328,625	$8.52
Exercised	(81,445)	$6.63
Forfeited	(19,667)	$6.75
Outstanding at October 1, 1999	1,087,799	$7.695
Granted	44,375	$7.43
Exercised	(5,000)	$6.50
Forfeited	(199,308)	$7.90
Outstanding at September 29, 2000	927,866	$7.64
Granted	9,375	$1.46
Exercised	--	--
Forfeited	(30,312)	$7.87
Outstanding at March 30, 2001	906,929	$7.65
Granted	29,375	$1.30
Exercised	--	--
Forfeited	(10,125)	$8.09
Outstanding at March 29, 2002	926,179	$7.45

	Stock Options Outstanding as of Mar. 29, 2002			Stock Options Exercisable as of Mar. 29, 2002	
Range of Exercise Prices	Shares	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
$0.95 - $9.44	926,179	5.8 years	$7.45	896,178	$7.57

All options granted under the stock option plan during the year ended March 29, 2002, six month period ended March 30, 2001, and the years ended September 29, 2000 and October 1, 1999 were at exercise prices equal to or greater than the fair market value of our stock on the date of the grant.

In addition to options granted pursuant to the stock option plan, we periodically grant options to purchase shares of our common stock that are not reserved for issuance under the stock option plan ("non-plan options"). Such exercise prices were equal to or greater than the fair market value of our common stock on the dates of grant. At March 30, 2001 there were options to acquire 100,000 shares of common stock for $6.88 per share that were issued outside the plan. These options expired on May 3, 2001, unexercised.

As of March 29, 2002, there were a total of 926,179 options outstanding with exercise prices ranging from $0.95 per share to $9.44 per share. As of March 29, 2002, 896,178 of the total options outstanding were fully vested with 30,001 vesting through April 2003. As of March 30, 2001, 921,094 of the total options outstanding were fully vested with 85,835 options vesting through November 2002. As of September 29, 2000, 875,781 of the total options outstanding were fully vested with 152,085 options vesting through November 2002. As of October 1, 1999, there were 1,187,799 options (including non-plan options) outstanding with exercise prices ranging from $6.125 per share to $9.44 per share. As of October 1, 1999, 630,712 of the total options outstanding were fully vested with 557,087 options vesting through July 2002. As of October 2, 1998, there were 960,286 options (including non-plan options) outstanding with exercise princes ranging from $5.60 per share to $8.38 per share.

Pro forma information regarding net income and net income per share has been determined as if we had accounted for employee stock options subsequent to December 31, 1995 under the fair value method. The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: (i.) risk-free interest rates of 4.15%, 4.29%, 5.93% and 5.63% in 2002, 2001, 2000, and 1999 respectively; (ii.) dividend yield of 0% for all years; (iii.) expected volatility of 39%, 55%, 49%, and 30% in 2002, 2001, 2000 and 1999, respectively; and (iv.) weighted average expected life for each option of 3 years. The weighted average fair value of employee stock options granted in 2002, 2001, 2000, and 1999 are $0.41, $0.59, $2.41 and $2.34, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period; therefore, our proforma effect will not be fully realized until the completion of one full vesting cycle. Our pro forma information is as follows:

	For the Fiscal Year Ended **Mar. 29, 2002**	For the Six Months Ended **Mar. 30, 2001**	For the Fiscal Year Ended **Sept. 29, 2000**	For the Fiscal Year Ended **Oct. 1, 1999**
Net income (loss):				
As reported	$(3,582,428)	$(2,122,515)	$(1,517,606)	$4,622,839
Pro forma	$(3,593,138)	$(2,390,606)	$(1,988,647)	$4,119,255
Earnings (loss) per share:				
As reported - basic	$(0.40)	$(0.27)	$(0.21)	$0.63
As reported - diluted	$(0.40)	$(0.27)	$(0.21)	$0.60
Pro forma earnings (loss) - basic	$(0.40)	$(0.30)	$(0.27)	$0.56
Pro forma earnings (loss) - diluted	$(0.40)	$(0.30)	$(0.27)	$0.53

Repurchase of Common Stock

On May 28, 1997, we approved the repurchase of up to 1,000,000 shares of our issued and outstanding common stock in the open market and/or privately negotiated transactions. On October 28, 1998, we approved a second repurchase program of up to an additional 1,000,000 shares of our issued and outstanding common stock in the open market and/or privately negotiated transactions. As of March 30, 2001 we repurchased approximately 1,333,000 shares of our issued and outstanding common stock in the open market and privately negotiated transactions. Any future purchases will be subject to price and availability of shares, working capital availability and any of our alternative capital spending programs. Our bank agreement currently prohibits the repurchase of any additional shares without the bank's prior consent.

Net Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Fiscal Year Ended **Mar. 29, 2002**	For the Six Month Period Ended **Mar. 30, 2001**	For the Fiscal Year Ended **Sept. 29, 2000**	For the Fiscal Year Ended **Oct. 1, 1999**
Numerator:				
Net earnings (loss)	$(3,582,428)	$(2,122,515)	$(1,517,606)	$4,622,839
Denominator:				
Weighted average shares outstanding	8,917,244	7,963,989	7,272,570	7,390,274
Effect of dilutive securities:				
Warrants	--	--	--	148,577
Employee stock options	--	--	--	188,926
Adjusted weighted average shares and assumed conversions	8,917,244	7,963,989	7,272,570	7,727,777
Per Share Calculations:				
Basic earnings (loss) per share	$(0.40)	$(0.27)	$(0.21)	$0.63
Diluted earnings (loss) per share	$(0.40)	$(0.27)	$(0.21)	$0.60
Securities excluded from weighted average shares diluted because their effect would be antidilutive	926,179	2,006,929	2,027,866	--

3. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS:

As of March 29, 2002, March 30, 2001 and September 29, 2000, notes payable and capital lease obligations consisted of the following:

	2002	2001	2000
Note payable under revolving line of credit, interest ranging from prime minus 0.25% to prime plus 1.0% (4.75% at Mar. 29, 2002, 8.50% at Mar. 30, 2001, and 8.53% - 10.50% at Sept. 29, 2000) and LIBOR (4.35% at Mar. 29, 2002) due Mar. 27, 2004 and collateralized by substantially all assets.	$16,838,905	$17,088,314	$17,804,126
Term loan, paid in full January 15, 2001	--	--	2,500,000
Promissory note, paid in full December 20, 2001	--	--	79,214
Capital lease obligation, interest at 9%, payable in annual installments of principal and interest Totaling $55,000 through August 2005.	158,682	196,038	196,038
Other	75,684	127,703	94,425
Total	17,073,271	17,412,055	20,673,803
Less - current portion	(73,132)	(78,604)	(1,639,458)
Long-term debt and capital lease obligations, net	$17,000,139	$17,333,451	$19,034,345

Credit Facilities

We have a Loan and Security Agreement with Congress Financial Corporation to finance our working capital requirements through March 2004. This agreement provides for revolving loans and letters of credit which, in the aggregate, cannot exceed the lesser of $25 million or a "Borrowing Base" amount based on specified percentages of eligible accounts receivable and inventories. We are required to maintain certain net worth levels and as of March 29, 2002 we were in compliance with this requirement. As of March 29, 2002, we had total available borrowings under our senior credit facility of approximately $21.4 million of which approximately $16.8 million were outstanding. Amounts outstanding under the senior credit facility are secured by substantially all the assets of the Sport Supply Group, Inc. and its subsidiaries. Pursuant to the Loan and Security Agreement, we are restricted from, among other things, paying cash dividends and entering into certain transactions without the lender's prior consent and we are required to maintain certain net worth levels.

Maturities of our capital lease obligations and borrowings under the senior credit facility as of March 29, 2002, by fiscal year and in the aggregate, are as follows:

2003	$ 73,132
2004	16,909,987
2005	64,950
2006	25,202
Thereafter	--
Total	17,073,271
Less current portion	(73,132)
Total long term portion	$17,000,139

As of March 29, 2002 the carrying value of our long-term debt approximates its fair value.

4. INCOME TAXES:

As of March 29, 2002, March 30, 2001, and September 29, 2000 the components of the net deferred tax assets and liabilities are as follows:

	2002	2001	2000
Current deferred tax assets (liabilities):			
Allowances for doubtful accounts	$ 198,910	$ 315,904	$ 389,000
Inventories	1,068,038	959,270	897,767
Other accrued liabilities	392,091	143,661	54,436
Valuation allowance for deferred tax assets	--	--	--
Total current deferred tax assets, net of valuation allowance	$ 1,659,039	$ 1,418,835	$ 1,341,203
Noncurrent deferred tax assets (liabilities):			
Cost in excess of net assets acquired	$ (212,890)	$ (298,034)	$ (218,807)
Other intangible assets	(3,172,755)	(2,921,841)	(2,892,670)
Net operating loss carryforward	8,926,654	6,815,029	5,492,151
Minimum tax credit carryforward	486,236	486,236	486,236
Valuation allowance for deferred tax assets	(2,186,059)	--	--
Total non current deferred tax assets, net of valuation allowance	$ 3,841,186	$ 4,081,390	$ 2,866,910

We have a net operating loss carryforward that can be used to offset future taxable income and can be carried forward for 15 to 20 years. As of March 29, 2002 we have net deferred tax assets of approximately $5.5 million, inclusive of a $2.2 million valuation allowance. We believe the net deferred tax assets will be realized through tax planning strategies available in future periods and future profitable operating results. Although realization is not assured, we believe it is more likely than not that all of the net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if the successful execution of tax planning strategies does not occur or estimates of future taxable income during the carryforward period are reduced.

The income tax provision (benefit) in the accompanying statements of operations for the fiscal year ended March 29, 2002, the six month period ended March 30, 2001 and the fiscal years ended September 29, 2000, and October 1, 1999 consisted of the following:

	2002	2001	2000	1999
Current	$ --	$ (6,333)	$ 118,115	$ 288,249
Deferred	--	(1,224,720)	(1,042,000)	2,400,080
Income tax provision (benefit)	$ --	$(1,231,053)	$(923,885)	$2,688,329

The provision (benefit) for income taxes in the accompanying statements of operations for the fiscal year ended March 29, 2002, the six month period ended March 30, 2001 and the fiscal years ended September 29, 2000, and October 1, 1999 differ from the statutory federal rate as follows:

	2002	2001	2000	1999
Income tax provision (benefit) at statutory federal rate	$(1,269,060)	$(1,140,213)	$(830,107)	$2,485,797
Permanent differences	65,965	--	--	--
State income taxes, net of federal effect	(605,116)	(105,254)	(75,865)	124,964
Increase in valuation reserve	2,186,059	--	--	--
Other	(377,848)	14,414	(17,913)	77,568
Total provision (benefit) for income taxes	$ --	$(1,231,053)	$(923,885)	$2,688,329

5. ACQUISITIONS:

During October 1999, we acquired, for cash and the assumption of certain liabilities, certain assets of LAKCO, Inc. and Spaulding, Inc., both distributors of sporting goods equipment to the institutional market. On September 25, 2000, we acquired the stock of Sport Supply Group Asia Limited, a shell corporation, from Emerson Radio. We have accounted for these acquisitions using the purchase method and, as such, our results of operations are combined with the acquired company's results of operations subsequent to the acquisition date.

No proforma information for the above acquisitions is presented herein because the proforma information, individually or in aggregate, would not materially differ from actual results.

6. COMMITMENTS AND CONTINGENCIES:

Leases

We lease a portion of our office, warehouse, distribution, fulfillment, computer equipment and manufacturing locations under noncancelable operating leases with terms ranging from one to five years. The majority of our leases contain renewal options that extend the leases beyond the current lease terms.

Future minimum lease payments under noncancelable operating leases for office, warehouse, computer equipment and manufacturing locations, with remaining terms in excess of one year are as follows:

2003	1,935,988
2004	1,505,941
2005	966,474
2006	15,009
2007	1,076
Total	$4,424,488

Rent expense was approximately $2,199,000, $1,056,000, $1,935,000 and $1,815,000 for the fiscal year ended March 29, 2002, for the six month period ended March 30, 2001, and the fiscal years ended September 29, 2000, and October 1, 1999, respectively.

Product Liability and Other Claims

Because of the nature of our products, we are periodically subject to product liability claims resulting from personal injuries. From time to time we may become involved in various lawsuits incidental to our business, some of which may relate to injuries allegedly resulting in substantial permanent paralysis. Significantly increased product liability claims continue to be asserted successfully against manufacturers throughout the United States resulting in general uncertainty as to the nature and extent of manufacturers' and distributors' liability for personal injuries. See Part I. Item 3. -"Legal Proceedings".

There can be no assurance that our general product liability insurance will be sufficient to cover any successful claim made against us. In our opinion, any ultimate liability arising out of currently pending product liability and other claims will not have a material adverse effect on our financial condition or results of operations. However, any claims substantially in excess of our insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on our results of operations and financial condition.

During 2000, we successfully negotiated the settlement of two outstanding lawsuits. Consequently, we recorded a nonrecurring charge related to these claims in the amount of $605,000, which is included in Nonrecurring charges on the Consolidated Statement of Operations.

7. EMPLOYEES' SAVINGS PLAN:

Effective June 1, 1993, we established a defined contribution profit sharing plan (the "401(k) Plan") for the benefit of eligible employees. All employees with 90 days of service and who have attained the age of 21 are eligible to participate in the 401(k) Plan. Employees may contribute up to 20% of their compensation, subject to certain limitations, which qualifies under the compensation deferral provisions of Section 401(k) of the U.S. Internal Revenue Code.

The 401(k) Plan contains provisions that allow us to make discretionary contributions during each plan year. Employer contributions for the fiscal year ended March 29, 2002, six month period ended March 30, 2001, and the fiscal years ended September 29, 2000, and October 1, 1999 were approximately $0, $26,000, $89,000, and $84,000, respectively. We pay all administrative expenses of the 401(k) Plan.

8. UNAUDITED STATEMENT OF OPERATIONS DATA:

The following table sets forth certain information regarding our results of operations for each full quarter within the fiscal year ended March 29, 2002, the six month period ended March 30, 2001 and the fiscal year ended September 29, 2000, with amounts in thousands, except for per share data. Due to rounding, quarterly amounts may not fully sum to yearly amounts.

	2002 Fiscal Year					2001 Fiscal Year		
Statement of Operations Data:	Twelve Months Ended Mar.	Qtr ended June	Qtr ended Sept.	Qtr ended Dec.	Qtr ended Mar.	Six Month Period ended Mar.	Qtr ended Dec.	Qtr ended Mar.
Net revenues	$103,601	$27,955	$28,245	$17,043	$30,358	$50,336	$18,201	$32,135
Gross profit	29,495	7,939	7,888	4,832	8,835	13,936	4,917	9,019
Operating profit (loss) (note 1)	(2,790)	(266)	(246)	(3,112)	834	(2,411)	(2,994)	583
Interest expense	985	332	261	219	173	957	533	424
Other income, net	193	75	--	11	107	14	2	12
Income tax provision (benefit)	--	(189)	(186)	375	--	(1,231)	(1,297)	66
Net earnings (loss)	$(3,582)	$(333)	$(322)	$(3,695)	$768	$(2,123)	$(2,228)	$105
Net earnings (loss) per share - basic and diluted	$(0.40)	$(0.04)	$(0.04)	$(0.41)	$0.09	$(0.27)	$(0.31)	$0.01
Weighted average shares outstanding -								
basic	8,917	8,915	8,915	8,915	8,917	7,964	7,270	8,643
diluted	8,917	8,915	8,915	8,915	8,917	7,964	7,273	8,649

	2000 Fiscal Year				
Statement of Operations Data:	Year	Qtr ended Dec.	Qtr ended Mar.	Qtr ended June	Qtr ended Sept.
Net revenues	$119,321	$20,070	$36,526	$30,757	$31,968
Gross profit	36,170	6,341	11,514	9,400	8,915
Operating profit (loss) (note 1)	(437)	(1,330)	2,110	(81)	(1,136)
Interest expense	2,022	414	519	445	644
Other income (expense), net	17	(6)	8	(2)	17
Income tax provision (benefit)	(924)	(643)	572	(199)	(655)
Net earnings (loss)	$(1,518)	$(1,107)	$1,027	$(329)	$(1,108)
Net earnings (loss) per share – Basic and diluted	$(0.21)	$(0.15)	$0.14	$(0.05)	$(0.15)
Weighted average shares outstanding –					
basic	7,273	7,270	7,270	7,273	7,273
diluted	7,273	7,270	7,273	7,273	7,273

(1) The 2nd quarter of fiscal year 2000 includes $605,000 of nonrecurring charges. The 2nd quarter of fiscal year 2001 includes $253,239 of nonrecurring charges.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III.

Item 10. Directors and Executive Officers of the Registrant.

See the discussion under the captions "Election of Directors" and "Executive Compensation and Other Information" contained in the Proxy Statement for the Annual Meeting of Stockholders to be held September 26, 2002, which information is incorporated herein by reference, and Item 1.-- "Business - Executive Officers of the Company".

Item 11. Executive Compensation.

See the discussion under the caption "Executive Compensation and Other Information" contained in the Proxy Statement for the Annual Meeting of Stockholders to be held September 26, 2002, which information, except the Performance Graph and the Report of the Compensation Committee and Stock Option Committee on Executive Compensation, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

See the discussion under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement for the Annual Meeting of Stockholders to be held September 26, 2002, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

See the discussion under the caption "Certain Relationships and Related Transactions" contained in the Proxy Statement for the Annual Meeting of Stockholders to be held on September 26, 2002, which information is incorporated herein by reference.

PART IV.

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) (1) Financial Statements. See Item 8.

(a) (2) Supplemental Schedule Supporting Financial Statements. See Page 51

(a) (3) Management Contract or Compensatory Plan. [See Index]. [Each of the following Exhibits described on the Index to Exhibits is a management contract or compensatory plan: Exhibits 10.1, 10.1.1, 10.2, 10.2.1, 10.3, 10.4, 10.5,10.5.1, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10. 27, 10.31, and 10.32].

(b) Reports on Form 8-K. A report on Form 8-K was filed with the Securities and Exchange Commission on May 14, 2001 relating to a press release concerning the Company's change of fiscal year-end from September 30 to March 31.

(c) Exhibits. See Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2002

SPORT SUPPLY GROUP, INC.

By: /s/ Geoffrey P. Jurick
Geoffrey P. Jurick
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on June 27, 2002 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Geoffrey P. Jurick Geoffrey P. Jurick	Chairman of the Board and Chief Executive Officer
/s/ John P. Walker John P. Walker	President
/s/ Robert K. Mitchell Robert K. Mitchell	Chief Financial Officer
/s/ Johnson C. S. Ko Johnson C. S. Ko	Director
/s/ Peter G. Bünger Peter G. Bünger	Director
/s/ Thomas P. Treichler Thomas P. Treichler	Director

CORPORATE INFORMATION

Officers and Directors

Terrence M. Babilla
Chief Operating Officer,
Executive Vice President,
General Counsel and Secretary

Peter J. Bünger
Director, Consultant to
Savarina AG

Kenneth A. Corby
Vice President, Corporate
Development

Eugene J.P. Grant
Executive Vice President,
Sales and Marketing

Geoffrey P. Jurick
Director, Chairman of the Board
and Chief Executive Officer

Johnson C.S. Ko
Director, Chairman of
Universal Appliances Limited

Robert K. Mitchell
Chief Financial Officer

Douglas E. Pryor
Senior Vice President, Sourcing
and International Operations

Thomas P. Treichler
Director, Chairman and
Chief Executive Officer of
Orient Financial Corporation

John P. Walker
Director, President

John C. Bals
Vice President, Sales of
Sporting Goods Division

Michael P. Glassman

Vice President, Sales and Marketing

Corporate Offices

1901 Diplomat Drive
Farmers Branch, Texas 75234
(972) 484-9484

Manufacturing & Distribution Facilities

Dallas, Texas (2)
Anniston, Alabama (2)
Reno, Nevada

Legal Counsel

Hughes & Luce L.L.P.
Dallas, Texas

Auditors

Ernst & Young L.L.P.
Dallas, Texas

Stockholder Relations

For additional information or a free copy of the Company's Form 10-K for the year ended March 29, 2002, please contact Investor Relations, Sport Supply Group, Inc., P.O. Box 7726, Dallas, Texas 75209.

Transfer Agent

American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005
(212) 936-5100

Market Data

(as of 4-30-02)

OTC.BB Symbol: SSPY

Common Shares
Outstanding: 8,917,244

Holders of Common
Stock[1]: 1,259

[1] Includes individual participants in security position listings.